Exhibit 99.1

PicPay Announces First Quarter 2026 Results

Reports adjusted net income of R$ 169 million in 1Q26, up 92% year-over-year, and revenue growth of 70% year-over-year to R$ 3.5 billion

Company exceeds guidance and reinforces growth model with profitability and diversification

São Paulo, June 2, 2026 – PicPay (NASDAQ: PICS) (the “Company”) today announced its financial results for the first quarter ended March 31, 2026, delivering robust results, exceeding guidance, and reinforcing consistency of its business model.

“We exceeded guidance across key indicators, reflecting the consistent execution of our strategy focused on profitable growth, based on scale, financial discipline, and deepening customer relationships,” said Eduardo Chedid, PicPay Chief Executive Officer. “We are confident in our ability to build on our strong start to the year and deliver another quarter of profitable growth in the second quarter, supported by continued portfolio expansion, disciplined risk management and the scalability of our operating model.”

First Quarter 2026 Financial Highlights

●	Net revenue reached R$ 3.5 billion, a 70% increase year-over-year, while adjusted net income totaled R$ 169 million, up 92% compared to the first quarter of 2025.

●	Gross profit totaled R$ 1.1 billion, a 44% year-over-year increase, and net interest income (NII) reached R$ 1.7 billion, a 76% growth in the same period, reflecting gains in scale, operational efficiency, and greater monetization of the customer base.

●	Average revenue per active customer (ARPAC) reached R$ 80.7, up 55% YoY and nearly 4x the cost to serve of R$ 20.3, demonstrating robust operational efficiency and monetization.

●	Digital wallet total payment volume (TPV) rose 24% YoY to R$ 134 billion, driven by greater PicPay Card penetration and growth in on-us transactions; the wallet remains the primary engine for acquisition, engagement, and data generation.

●	ROE reached 15.5% in the period, primarily reflecting the increase in the capital base resulting from the IPO completed in the first quarter. This capital injection created a temporary mathematical dilution effect on the metric, with no deterioration in business fundamentals. As the growth strategy continues — particularly in the credit portfolio — ROE is expected to gradually recover to its previous level of 20%.

Operational, Revenue Expansion & Innovation Highlights

Revenue diversification and base monetization. In the quarter, revenue diversification strengthened, with no-risk and low-risk products representing 69% of the indicator. Collateralized credit revenues grew 272% YoY, a key highlight for the quarter. Non-credit revenues (wallet, acquiring, float, and insurance) increased 47% YoY to R$ 1.6 billion, reflecting stronger engagement and recurring ecosystem usage. Total user base reached 68.6 million (+11% YoY); active accounts totaled 44.3 million (+10% YoY), with 1.5 million net new active customers versus the prior quarter.

Credit with disciplined growth and a resilient portfolio. Credit remained an important growth avenue in the quarter, supported by a disciplined origination policy, risk management, and a resilient portfolio. The portfolio totaled R$ 28 billion at the end of the first quarter, a 116% year-over-year increase, with cost of risk maintained at 3.7% over the last two quarters, even as originations advanced. Currently, credit represents 54% of the Company’s total revenue, with 54% of the portfolio composed of secured products such as public and private payroll-deducted loans, FGTS anticipation, and secured-limit cards. The strategy favors a balanced mix between collateralized and non-collateralized products, with progressive limit increases based on customer behavior and risk profile. Private payroll-deducted credit was one of the fastest-growing products, with monthly originations averaging R$ 700 million and approximately a 5% share of sector originations, placing PicPay among Brazil’s top five players. In the first quarter, total volume originated was approximately R$ 2 billion.

Innovation and Platform Growth. PicPay continues to expand its presence among entrepreneurs, focusing on broadening its portfolio and solutions that simplify business financial management, such as unified Business and Personal Account management, cashback cards, and card machines with competitive terms. The Company is also advancing in the Audiences and Ecosystem vertical, with integrated offerings in travel, delivery, entertainment, and shopping, boosting engagement — especially around major events such as the World Cup. In technology, PicPay continues to invest in artificial intelligence to scale operations and improve the user experience. Currently, 100% of customer service chat interactions begin with AI, while the WhatsApp-integrated assistant already enables Pix payments, bill payments, and due date reminders. Internally, the proprietary HubAI platform supports more than four thousand employees across various activities.

“The depth of the relationship with our more than 68 million users, combined with the continuous expansion of everyday services, supports the scalability of the model and increasingly efficient monetization,” said André Cazotto, Investor Relations, Strategy and M&A Officer at PicPay. “We saw meaningful progress in collateralized products and have focused on more mature customers in unsecured lines. This strategy supports more stable asset quality metrics at a controlled cost of risk, even as the portfolio expands. The strategy is not to optimize isolated indicators, but to maximize returns by pricing risk appropriately.”

Q2 2026 Outlook

Looking ahead to the second quarter of 2026, management expects PicPay’s total credit portfolio to reach approximately R$31.0 billion, representing sequential growth of 11%, while quarterly cost of risk is expected to remain within the Company’s targeted range of 3.7% to 3.9%. Managerial revenues are projected to increase to approximately R$3.6 billion, driving net interest income of approximately R$1.9 billion and gross profit of approximately R$1.15 billion. The Company expects IFRS EBT of approximately R$265 million and adjusted EBT of approximately R$285 million, supporting IFRS net income of approximately R$235 million and adjusted net income of approximately R$245 million. The outlook reflects continued portfolio expansion, stable credit performance and increasing operating leverage, positioning the Company to deliver meaningful earnings growth while maintaining disciplined risk management.

Conference Call Details

Additional details, including a letter to shareholders, can be found on the company’s Investor Relations website at investor.picpay.com. PicPay will host a conference call and earnings webcast at 5:00 p.m. Eastern Time / 6:00 p.m. Brasilia time today to discuss these results.

To participate in the conference call, please visit the Events & Presentations section of PicPay’s Investor Relations website.

About PicPay

PicPay is one of the largest digital banks in Brazil by number of customers. The company operates a two-sided ecosystem, creating a bridge between consumers and businesses. PicPay offers a wide range of financial products and services — including digital wallet, credit cards, loans, investments, and insurance — for both individuals and businesses.

For more information, visit: https://investor.picpay.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company’s future financial and operating performance, business strategy, growth initiatives, market opportunities, product development, customer adoption, and management’s expectations and beliefs.

These statements are based on current assumptions and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ include, among others, economic and market conditions, competitive developments, regulatory changes, credit performance, technology and cybersecurity risks, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date of this release, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Contacts

Investors

IR@PicPay.com

Media

Buchanan-PicPay@bursonbuchanan.com

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